Exhibit 99.1

November 22, 2024

Notifications of Transactions by Persons Discharging Managerial Responsibilities

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, provides the following notifications of transactions by persons discharging managerial responsibilities (each, a "PDMR").

Investment in Shares through Burford Capital Deferred Compensation Plan

On November 20, 2024, Chris Halmy, Vice Chair of Burford’s board of directors and non-executive director, used his deferred cash compensation to purchase 738 ordinary shares of nil par value of Burford Capital Limited (the “Shares”) through the Burford Capital Deferred Compensation Plan.

Estate planning by Mr Molot

On November 20, 2024, a 2.585479% interest in Jonathan Molot LLC (“JM LLC”), a company which is controlled by Chief Investment Officer Jonathan Molot and which holds 6,000,000 Shares, was transferred from Jonathan T. Molot November 2023 Trust to Mr Molot. Mr Molot also transferred a 2.585479% interest in JM LLC to Jonathan T. Molot November 2024 Trust.

These transactions do not change the beneficial ownership of Shares held by Mr Molot, his family members and trusts established, and companies controlled, by Mr Molot. Ongoing annual movement of ownership interests in JM LLC back-and-forth between Mr Molot and annual trusts established by Mr Molot, of which he and his family members are the beneficiaries, is expected as a normal part of the US estate planning undertaken.

The Notification of Dealing Forms for the transactions set forth above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Americas: Josh Wood, Head of Investor Relations - email	+1 212 516 5824
EMEA & Asia: Rob Bailhache, Head of EMEA & Asia Investor Relations - email	+44 (0)20 3530 2023
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 212 516 5824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux

James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Halmy
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Vice Chair of the Board of Directors and Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of fully vested notional Ordinary Shares equivalent to a deferred amount of cash compensation under Burford's deferred compensation plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$13.55	738

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	20 November 2024

(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	2.585479% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot November 2023 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$13.38	155,128.75

	(d) Aggregated information ● Aggregated volume	N/A

● Price
(e) Date of the transaction	20 November 2024
(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot November 2023 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	2.585479% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$13.38	155,128.75

	(d) Aggregated information	N/A

● Aggregated volume ● Price
(e) Date of the transaction	20 November 2024
(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	2.585479% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot November 2024 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$13.38	155,128.75

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	20 November 2024
(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot November 2024 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	2.585479% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot

(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$13.38	155,128.75

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	20 November 2024
(f) Place of the transaction	N/A